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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           SPEEDWAY MOTORSPORTS, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    847788106
                                 (CUSIP Number)

                                December 31, 1997
             (Date of Event Which Requires Filing of this Statement)

   Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 [X] Rule 13d-1(b)

 [ ] Rule 13d-1(c)

 [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  847788106              SCHEDULE 13G       PAGE   2    OF  9    PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TRANSAMERICA CORPORATION
          94-0932740
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     2,228,900* *SEE NOTE TO EXHIBIT A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               2,228,900* *SEE NOTE TO EXHIBIT A
                       --------------------------------------------------------

  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,228,900* *SEE NOTE TO EXHIBIT A
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.38%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          HC
          ---------------------------------------------------------------------






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CUSIP NO. 847788106              SCHEDULE 13G       PAGE   3    OF   9    PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TRANSAMERICA INVESTMENT SERVICES, INC.
          94-1632699
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     2,228,900
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               2,228,900
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,228,900
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.38%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IA
          ---------------------------------------------------------------------






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Item 1(a).        Name of Issuer.

                  Speedway Motorsports, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  U.S. Highway 29 North
                  Concord, North Carolina 28026

Item 2(a).        Name of Person Filing.

                  This statement is filed by Transamerica Investment Services, Inc. ("TIS") and Transamerica Corporation ("Transamerica")(collectively, the "Companies").

Item 2(b).        Address of Principal Business Office or, if none, Residence.

                  The address of TIS is 1150 South Olive Street, Los Angeles, California 90015. The address of Transamerica is 600 Montgomery Street, San Francisco, California 94111.

Item 2(c).        Citizenship.

                  TIS and Transamerica are Delaware corporations.

Item 2(d).        Title of Class of Securities.

                  Common Stock, $0.01 par value ("Common Stock").

Item 2(e).        CUSIP Number.

                  847788106

Item 3.           Type of Reporting Person.

                  Each of the Companies is filing this statement pursuant to Rule 13d-1(b). TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Transamerica is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).

Item 4.           Ownership.

                  Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this statement, which items are incorporated by reference herein.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

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Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  TIS is deemed to be the beneficial owner of 2,228,900 shares of Common Stock pursuant to separate arrangements whereby TIS acts as investment adviser to certain individuals and entities, including Transamerica Occidental Life Insurance Company ("Occidental") and Transamerica Life Insurance and Annuity Company ("TALIAC"), both of which are insurance companies as defined in Section 3(a)(19) of the Securities Exchange Act of 1934 and are subsidiaries of Transamerica. Occidental and TALIAC directly own 425,000 and 800,000 shares of Common Stock, respectively. Each of the individuals and entities for which TIS acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements.

                  Transamerica may be deemed to beneficially own 2,228,900 shares of Common Stock, of which 365,000 shares are directly owned by Transamerica. The remaining 1,863,900 shares, including 638,900 shares owned for the benefit of non-affiliate investment advisory clients of TIS, are beneficially owned by subsidiaries of Transamerica.*

                  To the knowledge of the Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

                  *See Note to Exhibit A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Transamerica is filing this Statement pursuant to Rule 13d-1(b)(1)(ii)(G) and not pursuant to Rule 13d-1(d). The identity and Item 3 classification of its relevant subsidiaries are set forth on Exhibit A attached hereto and incorporated herein by reference.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.





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Item 10.          Certification.

                  By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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                                    Signature

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 13, 1998




                                 TRANSAMERICA CORPORATION



                                 By /s/ RICHARD N. LATZER
                                   -------------------------------------------
                                   Richard N. Latzer
                                   Senior Vice President and
                                   Chief Investment Officer


                                 TRANSAMERICA INVESTMENT SERVICES, INC.



                                 By /s/ RICHARD N. LATZER
                                   -------------------------------------------
                                   Richard N. Latzer
                                   President and Chief Executive Officer





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                  Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned, Transamerica Corporation, a Delaware corporation, and Transamerica Investment Services, Inc., a Delaware corporation, and each of them, hereby agree that the statement on Schedule 13G dated February 13, 1998, and any amendments thereto, are filed on behalf of each of them.


February 13, 1998




                                 TRANSAMERICA CORPORATION



                                 By /s/ RICHARD N. LATZER
                                   -------------------------------------------
                                   Richard N. Latzer
                                   Senior Vice President and
                                   Chief Investment Officer


                                 TRANSAMERICA INVESTMENT SERVICES, INC.



                                 By /s/ RICHARD N. LATZER
                                   -------------------------------------------
                                   Richard N. Latzer
                                   President and Chief Executive Officer




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                                    Exhibit A


                  Each of Occidental and TALIAC is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Each of the above entities is a direct or indirect wholly owned subsidiary of Transamerica.

                  Note: Management of the affairs of subsidiaries of Transamerica, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13G by Transamerica is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by it of the shares of the Common Stock beneficially owned by its subsidiaries, and such beneficial ownership or attribution of shared voting or dispositive power is expressly disclaimed.